COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIODS ENDED AS OF JUNE 30, 2005 AND 2004
Figures in Thousands of Constant Ch$ as of June 30, 2005

	2005	2004
NET CASH PROVIDED BY USING IN OPERATING ACTIVITIES	84,625,007	86,382,849

Net income (Gain/Losses)	21,364,154	10,098,787

Result in sales of assets	344	8,337

Gain (loss) in sale of fixed assets	344	8,337

Charges (credits) to income not affecting cash flows:	112,196,495	154,622,127

Depreciation	96,999,714	135,896,119
Intangibles amortization	2,042,636	1,280,990
Write-off and provisions	11,815,262	14,680,257
Equity earnings from related companies (less)	(740,587)	(182,545)
Equity losses from related companies	32,510	96,183
Amotization of goodwill	765,565	5,881,305
Price-level restatement (net)	2,774,684	(721,771)
Gain (loss) on foreign currency transactions	(2,977,355)	(2,189,208)
Other credits not affecting cash flows	(23,919)	(608,352)
Other charges not affecting cash flows	1,507,985	489,149

Decrease (increase) in current assets:	4,249,083	(37,086,611)

(Increase) Decrease in trade receivables	(24,775,004)	(13,061,025)
(Increase) Decrease in inventories	2,234,109	(14,801,178)
(Increase) Decrease in other current assets	26,789,978	(9,224,408)

Increase (decrease) in current liabilities:	(53,169,361)	(41,185,981)

Increase (decrease) in due to related companies,
related with operating activities	(15,244,731)	(41,202,235)
Increase (decrease) in accrued interest payable	2,183,281	2,731,587
Increase (decrease) in income tax payable, net	(34,328,132)	7,464,746
Increase (decrease) in other accounts payable
related with non operating result	(1,742,572)	(9,112,907)
Increase (decrease) in value-added tax, net, and other	(4,037,207)	(1,067,172)

Income (loss) of minority interest	(15,708)	(73,810)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIODS ENDED AS OF JUNE 30, 2005 AND 2004
Figures in Thousands of Constant Ch$ as of June 30, 2005

	2005	2004

NET CASH PROVIDED BY FINANCING ACTIVITIES	(187,154,594)	24,342,840

Liabilities with the public	34,091,571	35,219,275
Other financing disbursements	—	76,608
Repayment of dividends (less)	(105,913,457)	(3,219,831)
Repayment of loans (less)	(10,009,289)	(3,273,849)
Repayment of liabilities with the public (less)	(105,323,419)	(4,459,363)
Repayment of loans to related companies (less)	—	—
Other payments by financing
NET CASH USED IN INVESTING ACTIVITIES	(42,534,398)	(49,697,016)

Sale of fixed assets	151,026	78,676
Additions to fixed assets (less)	(30,238,377)	(54,749,133)
Permanent investments	(47,348)	—
Sale of permanent investments	—	9,377,049
Investments in financial instruments (less)	(4,809,023)	(3,166,141)
Other investment disbursements (less)	(7,590,676)	(1,237,467)

NET CASH FLOW FOR THE PERIOD	(145,063,985)	61,028,673

PRICE-LEVEL RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS	(964,481)	(657,504)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(146,028,466)	60,371,169

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	158,713,439	34,505,562

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	12,684,973	94,876,731

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name:Julio Covarrubias F.
Title:Chief Financial Officer